VF 3-25-05

SECURITIES / 05040443
Wa

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51883 |

RECEIVED MAR 0 2 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 179

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USP Securities

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15305 Dallas Parkway #1600
(No. and Street)

Addison (City) TX (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B Horton 972.713.3541
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

717 N. Harwood St #3100 (Address) DALLAS (City) TX (State) 75201 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AA 3/30/2005

3/28/05 SS

## OATH OR AFFIRMATION

I, Robert B. Horton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USP Securities Corp, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANAGEMA VASSALLO
Notary Public
State of Texas
My Commission Expires
January 3, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**USP SECURITIES CORPORATION**

**Table of Contents**

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

# Independent Auditors' Report

The Shareholder
USP Securities Corporation:

We have audited the accompanying statement of financial position of USP Securities Corporation (a wholly owned subsidiary of United Surgical Partners International, Inc.) (the Company) as of December 31, 2004, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USP Securities Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2005

## USP SECURITIES CORPORATION

Statement of Financial Position

December 31, 2004

### Assets

| | | |
|---|---|---|
| Cash | $ | 24,000 |

### Shareholder's Equity

| | | |
|---|---|---|
| Shareholder's equity: | | |
| Common stock, no par value. Authorized, issued, and outstanding 1,000 shares | $ | 138,769 |
| Accumulated deficit | | (114,769) |
| Total shareholder's equity | $ | 24,000 |

See accompanying notes to financial statements.

**USP SECURITIES CORPORATION**

Statement of Operations

Year ended December 31, 2004

| | | |
|---|---|---|
| Revenue | $ | — |
| Expenses: | | |
| Regulatory fees and allocated expenses | | 74,812 |
| Total expenses | | 74,812 |
| Net loss | $ | (74,812) |

See accompanying notes to financial statements.

**USP SECURITIES CORPORATION**

Statement of Changes in Shareholder's Equity

Year ended December 31, 2004

| | | Common stock | Accumulated deficit | Total |
|---|---|---|---|---|
| Balance, December 31, 2003 | $ | 63,957 | (39,957) | 24,000 |
| Contributions of capital by Parent | | 74,812 | — | 74,812 |
| Net loss | | — | (74,812) | (74,812) |
| Balance, December 31, 2004 | $ | 138,769 | (114,769) | 24,000 |

See accompanying notes to financial statements.

**USP SECURITIES CORPORATION**

Statement of Cash Flows

Year ended December 31, 2004

| | | |
|---|---|---|
| Cash flows from operating activities – net loss | $ | (74,812) |
| Cash flows from financing activities – contributions of capital by Parent | | 74,812 |
| Net change in cash | | — |
| Balance, beginning of year | | 24,000 |
| Balance, end of year | $ | 24,000 |

See accompanying notes to financial statements.

**(1) Organization and Operations**

USP Securities Corporation (the Company), originally named OrthoLink Securities Corporation, was incorporated in Tennessee on May 5, 1999 as a broker-dealer in securities. The Company is a wholly owned subsidiary of OrthoLink Physicians Corporation (the Parent), which was acquired on February 12, 2001 by United Surgical Partners International, Inc. (USPI). Accordingly, the Company is ultimately a wholly owned subsidiary of USPI. The Company is licensed as a fully disclosed broker-dealer by the National Association of Securities Dealers, Inc. (NASD). As such, the Company does not carry security accounts for customers or perform custodial functions for customer securities. The Company was formed to meet the U.S. Securities and Exchange Commission (SEC) and the NASD requirements with respect to offering shares of affiliates of the Parent to qualified investors through agents who are required to be registered by the NASD. As such, the Company was formed to provide for the registration of these agents.

On February 24, 2003, the Company filed an Article of Amendment with the State of Tennessee to change its name from OrthoLink Securities Corporation to USP Securities Corporation. The State of Tennessee acknowledged this filing with an effective date of March 4, 2003.

The Company has had no revenue since its inception on May 5, 1999.

The Company is dependent upon its Parent and affiliates to provide personnel, certain administrative services, and capital, as necessary, in order to fund operations. During 2004, the Parent paid expenses of $74,812 on behalf of the Company. These amounts have been treated as capital contributions in the accompanying financial statements.

**(2) Income Taxes**

The Company's results of operations are included and utilized in the federal income tax return of USPI. The Company does not have a tax-sharing arrangement with USPI. Therefore, any income tax benefit generated as a result of current year operating losses by the Company are realized by USPI. Accordingly, the Company has fully valued the income tax benefit receivable generated by the current year operating losses resulting in zero net income tax expense for the year ended December 31, 2004.

**(3) Related-Party Transactions**

During 2004, the Company entered into an Expense Sharing Agreement (the Agreement) with USP Texas, L.P. (USP), a wholly owned subsidiary of USPI. The Agreement requires USP to allocate a portion of its expenses to the Company for rent, utilities, offering expenses, and shared personnel costs. This allocation totaled $37,554 in 2004 and is included in the accompanying financial statements.

**(4) Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital of $24,000, which exceeded the minimum required amount by $19,000. At December 31, 2004, the Company's aggregate indebtedness to net capital ratio was 0 to 1.

During 2003, the Parent authorized future capital contributions to the Company totaling $120,000. As of December 31, 2004, the total authorized amount remaining to be contributed is $5,231.



(Continued)

**USP SECURITIES CORPORATION**

Notes to Financial Statements

December 31, 2004

**(5) Rule 15c3-3 and Regulatory Filings**

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company properly filed the required regulatory reports in a timely manner during 2004. The amended report, filed on February 28, 2005, is consistent with the audited financial statements.

**USP SECURITIES CORPORATION**

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

| | | |
|---|---|---|
| Net capital: | | |
| Shareholder's equity per the accompanying financial statements | $ | 24,000 |
| Deductions and/or charges | | — |
| Net capital | | 24,000 |
| Basic net capital requirements: | | |
| Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness) | | 5,000 |
| Excess net capital | $ | 19,000 |
| Total aggregate indebtedness | $ | — |
| Ratio of aggregate indebtedness to net capital | | 0 to 1 |

Note: The above computation does not differ from the amended computation of net capital prepared by the Company as of December 31, 2004 and filed with the National Association of Securities Dealers, Inc. on February 28, 2005 on Form X-17a-5.

See accompanying independent auditors' report.

KPMG

**KPMG LLP**
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

## Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Shareholder
USP Securities Corporation:

In planning and performing our audit of the financial statements and schedule of USP Securities Corporation (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2005